SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



For immediate release 5 January 2005



                                SVG CAPITAL PLC
           QUARTERLY PORTFOLIO DISCLOSURE OF TEN LARGEST INVESTMENTS

SVG Capital announces that at 31 December 2004, its ten largest investments were:


  Company                       *% of Gross         *% of Net     *** Unaudited
                                    Assets            Assets       Valuation of
                                                                  holding at 31
                                                                  December 2004
                                                                          GBP'm
  Memec                                6.3               7.3               38.9
  Ferretti                             6.2               7.3               38.8
  SEAT Pagine Gialle**                 6.2               7.3               38.7
  Travelodge & Little                  5.1               6.0               31.9
  Chef#
  Hogg Robinson                        4.9               5.7               30.5
  Ahold Supermercados                  4.0               4.7               25.0
  debitel                              3.4               3.9               21.0
  Vendex                               3.2               3.8               20.1
  New Look                             3.1               3.6               19.2
  Cognis                               3.1               3.6               19.1



*   Gross and Net Assets as at 30 June 2004.

** Quoted investments have been valued at a 25% discount to the mid-market price at the close of business on 31 December 2004.

*** The unaudited valuation at 31 December 2004 was calculated on the basis of the asset valuation at 30 June 2004. With the exception of new and quoted investments, the asset valuation has not been adjusted for any currency movements since 30 June 2004.

# Based on the valuation of Travelodge & Little Chef at 30 June 2004 adjusted for the return of capital of GBP13.8 million.

SVG Capital's underlying portfolio of companies will be revalued in accordance with the British Venture Capital Association (BVCA) guidelines at 31 December 2004.

This announcement was made in accordance with the Listing Rule 21.20 (l) (ii) which requires, inter alia, UK listed Investment Companies to notify to a Regulatory Information Service, within two business days of the end of each quarter, a list of all investment with a value greater than 5% of the Company's gross assets and at least the Company's ten largest investments as at the last business day of that quarter.

For further information, please contact:

SVG Advisers Limited
Alice Todhunter                                        020 7010 8925



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 10 January 2005


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries